January 26, 2007

All Securities Commissions

Dear Sirs:

RE:	LPBP INC. Annual Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 11, 2007
RECORD DATE FOR NOTICE:	February 21, 2007
RECORD DATE FOR VOTING:	February 21, 2007
Beneficial Determination Date:	February 21, 2007
MATERIAL MAIL DATE:	February 28, 2007
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [x] No [ ]
CUSIP:	502118

Yours very truly,

LPBP INC.

"Theresa Cosway"

Per:    Theresa Cosway
   Law Clerk